June 19, 2014

Folake Ayoola

Senior Counsel

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:                             ServiceMaster Global Holdings, Inc.
Registration Statement on Form S-1

File No. 333-194772

June 9, 2014 Submission

Dear Ms. Ayoola:

We are filing herewith as correspondence certain pages of the Registration Statement on Form S-1 reflecting proposed price range and share number information, which were supplementally submitted to the SEC Staff on June 9, 2014.

If you have any question, please do not hesitate to call me at (212) 909-6375 or Lee Turnier Barnum at (212) 909-6431.

Sincerely,

/s/ Peter J. Loughran

Peter J. Loughran

cc:
Jessica Barberich
William Demarest
Tom Kluck
U.S. Securities and Exchange Commission

Robert J. Gillette
James T. Lucke
ServiceMaster Global Holdings, Inc.

Enclosure